C. Patrick Gadson pgadson@velaw.com

Tel +1.212.237.0198 Fax +1.917.849.5386

April 6, 2020

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Synalloy Corporation PREC14A preliminary proxy statement filing made on Schedule 14A Filed on April 1, 2020 by Synalloy Corporation File No. 000-19687

Mr. Panos:

Set forth below are the responses of Synalloy Corporation (the “Corporation”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated April 3, 2020, with respect to its preliminary proxy statement, File No. 000-19687, filed with the Commission on April 1, 2020 (the “Proxy Statement”). Concurrently with the submission of this letter, the Corporation is filing an Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). Enclosed with the email version of this letter is a copy of the Amended Proxy Statement marked to show changes from the Proxy Statement as originally filed.

For your convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Proxy Statement and all capitalized terms used but not defined herein have the same meaning as in the Proxy Statement.

General

1.	The first page of the proxy statement, as defined under Rule 14a-1(g), must be clearly marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise. See Rule 14a-6(e)(1).

RESPONSE: In response to the Staff’s comment, the Corporation has revised the first page of the Proxy Statement to be marked as preliminary.

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Securities and Exchange Commission April 6, 2020 Page 2

2.	The Notice of Annual Meeting, as distinguished from the proxy statement, leaves open the possibility that the proxy statement will be distributed electronically to the exclusion of other methods while suggesting its availability on a dedicated website. Please advise us whether the registrant will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

RESPONSE: The Corporation respectfully advises the Staff that the Corporation intends to distribute the proxy statement to shareholders by mail and will not be relying on Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f).

Table of Contents

3.	Some of the page references and corresponding links in the Table of Contents are incorrect. For example, the Table of Contents indicates that each of the first four sections of the proxy statement start on page 9. Please revise to correct the page references and the corresponding links.

RESPONSE: In response to the Staff’s comment, the Corporation has revised the Table of Contents to update the page references and the corresponding section links.

Questions and Answers About the Proxy Materials, Annual Meeting and Voting, pages 13-21

4.	The disclosure under the header “What is the effect of abstentions and broker non-votes on voting?” indicates the NYSE rules govern brokers’ discretionary authority with respect to the proposals at the Annual Meeting. Given that the registrant’s shares of common stock are listed on the NASDAQ Global Market, please revise to clarify how the NYSE rules are applicable to the Annual Meeting.

RESPONSE: In response to the Staff’s comment, the Corporation has revised the disclosure under the header “What is the effect of abstentions and broker non-votes on voting?” to indicate that even though the Company’s shares of common stock are listed on the NASDAQ Global Market, the rules of the New York Stock Exchange (the “NYSE”) apply to the brokers that are NYSE members voting on matters being submitted to the Corporation’s shareholders at the 2020 Annual Meeting of Shareholders (the “Annual Meeting”). The revised disclosure can be found on page 11 of the Amended Proxy Statement.

Securities and Exchange Commission April 6, 2020 Page 3

5.	Refer to the following disclosure on page 18: “DO NOT RETURN ANY WHITE PROXY CARD SENT TO YOU BY THE DISSIDENT GROUP, EVEN AS A PROTEST VOTE AGAINST ANY OF ITS GROUP MEMBERS OR NOMINEES.” In order to avoid the implication that it would be impermissible (under applicable law or otherwise) for shareholders to return a white proxy card, please revise to clarify, if true, that the Board is only recommending that shareholders not return any white proxy card.

RESPONSE: In response to the Staff’s comment, the Corporation has revised the disclosure to clarify that the Board is only recommending that shareholders not return any white proxy card, rather than implying that returning a white proxy card would be impermissible. The revised disclosure can be found on page 10 of the Amended Proxy Statement.

6.	We note the following disclosure on page 19: “If you hold your shares beneficially in street name and do not provide voting instructions to your bank, broker, trustee or other nominee, your shares will be considered to be broker non-votes and will not be counted for establishing the presence of a quorum and will not be voted on any proposal on which your broker nominee does not have discretionary authority to vote.” Please advise us of the legal basis upon which the registrant has relied to conclude that persons other than brokers, such as banks, trustees and other nominees, may be ineligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that banks, trustees and other nominees are the equivalent of brokers and thus might not vote absent instructions from beneficial owners. See Item 21(b) of Schedule 14A.

RESPONSE: In response to the Staff’s comment, the Corporation has revised the disclosures under “What happens if I do not specify how I want my shares voted? What is discretionary voting? What is a broker non-vote?” and “What is the effect of abstentions and broker non-votes on voting?” to remove references to banks, trustees and other nominees from the discussion of broker non-votes. The revised disclosures can be found on page 11 of the Amended Proxy Statement.

The Corporation mentioned banks and other nominees in the Proxy Statement previously filed mainly in reliance on Rule 402.08 of the NYSE Listed Company Manual, which provides, among other things, that a NYSE member organization may not vote or grant a proxy to vote without instructions from beneficial owners upon any matter that is the subject of a counter-solicitation, and the NYSE’s member organizations are not limited to brokers as defined under Section 3(a)(4) of the Securities Exchange Act of 1934. Because the Corporation is soliciting proxies to vote for its director nominees in opposition to the solicitation by the Dissident Group, the Corporation believes that Rule 402.08 applies to the NYSE member organizations voting on matters being submitted to the Annual Meeting. However, the Corporation acknowledges the Staff’s comment and does not believe there is evidence suggesting that the Commission intends to treat persons other than brokers, such as banks and other holders of record, as the equivalent of brokers for purposes of providing broker non-vote disclosures under Item 21(b) of the Schedule 14A. Therefore, the Corporation has made the above-mentioned revision to ensure compliance with Item 21(b).

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Because it is common for investors to have their shares held by banks and other intermediaries in addition to brokers, the Amended Proxy Statement continues to refer to these other “street name” holders when discussing the voting instruction forms to be furnished by these entities and other aspects of voting by beneficial owners. For example, the second page of the Notice of Annual Meeting states that a beneficial owner whose shares are held by a broker, bank, trustee or other similar organization will receive a voting instruction form from such holder of record; that same page also discusses the need for a beneficial owner to obtain a legal proxy from the broker, bank, trustee or other nominee in order to vote in person at the Annual Meeting. The Corporation does not intend those discussions to expand the scope of the broker non-vote disclosures under Item 21(b).1

Potential Payments Upon Termination or Change in Control, page 45

7.	Given that the solicitation in opposition, if commenced, might result in a majority of directors being elected who were not nominated by the registrant, please revise to describe whether a risk exists that a change in control could occur within the meaning of the term as it is used within any of the registrant’s governing documents, including any compensation arrangements. Please summarize the economic impact, if any, that would result if a change in control were to occur by virtue of the election of a majority or more of directors not nominated by the registrant.

RESPONSE: In response to the Staff’s comment, the Corporation has revised the disclosure of the “change in control” provisions in the employment agreements to clarify that the election of the Dissident Group’s nominees will not trigger a change in control under those provisions. The revised disclosure can be found on page 38 of the Amended Proxy Statement. The Corporation has also reviewed its governing documents, including the Corporation’s certificate of incorporation and bylaws and documents relating to compensation arrangements, and advises the Staff that a change in control will not be triggered under those documents.

[1]	The Corporation does not believe that the Commission intends to exclude references to banks and other intermediaries from a proxy statement entirely. In fact, the Commission frequently mentions banks as record holders in the context of proxy rules. For example, the Exchange Act Release No. 34-31326 (Oct. 16, 1992), which adopted, among others, certain amendments to Item 21 of Schedule 14A, states that the list information provided to requesting shareholders under Rule 14a-7 “must . . . include the names, addresses, and security positions of record holders, including banks, brokers and similar intermediaries . . . .” (emphasis added); Rule 14a-7 mentions “banks, brokers, and similar entities” at least three times; Rule 14a-8(b)(2)(i) says “from the ‘record’ holder of your securities (usually a broker or bank)” (emphasis added).

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Form of Proxy

8.	Please revise the form of proxy to clearly mark it as a preliminary copy. See Rule 14a-6(e)(1) of Regulation 14A.

RESPONSE: In response to the Staff’s comment, the Corporation has marked the form of proxy as preliminary.

9.	Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised “upon such other matters as may properly come before the Annual Meeting….”

RESPONSE: In response to the Staff’s comment, the Corporation has revised the form of proxy so that the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) conforms to the disclosure standard codified in that provision.

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Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson

Enclosures

cc:	Sally Cunningham, Synalloy Corporation
Valian Afshar, Securities and Exchange Commission